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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CAP ROCK ENERGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                           (CUSIP Number 13910R 10 2)


                                 Ronald W. Lyon
                 Cap Rock Energy Corporation Shareholders' Trust
                              115 S. Travis Street
                              Sherman, Texas 75090
                                  (903)813-0377
           (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                 October 1, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]




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                                  SCHEDULE 13D



CUSIP No.  13910R 10 2

--------------------------------------------------------------------------------------------------------------------------------
      Name of reporting person:
1     I.R.S. identification nos. of above persons (entities only).

      Cap Rock Energy Corporation Shareholders' Trust
---------------------------------------------------------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group (See Instructions):
      (a) [_]
      (b) [_]
---------------------------------------------------------------------------------------------------------------------------------
 3    SEC use only
---------------------------------------------------------------------------------------------------------------------------------
 4    Source of funds (See Instructions):   SC
---------------------------------------------------------------------------------------------------------------------------------
 5   Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):  [_]
---------------------------------------------------------------------------------------------------------------------------------
 6    Citizenship or  place of organization:   Texas
---------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7    Sole voting  power:                      0
      SHARES
                       ----------------------------------------------------------------------------------------------------------
   BENEFICIALLY        8    Shared voting power:               346,958
     OWNED BY
                       ----------------------------------------------------------------------------------------------------------
       EACH            9    Sole dispositive power:                  0
    REPORTING
                       ----------------------------------------------------------------------------------------------------------
   PERSON WITH         10   Shared dispositive power:          346,958
---------------------------------------------------------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person:   346,958
---------------------------------------------------------------------------------------------------------------------------------
12    Check if the aggregate amount in row (11) excludes certain shares:   [_]
---------------------------------------------------------------------------------------------------------------------------------
13    Percent of class represented by amount in row (11):       26.6%*
      * The percent is calculated pursuant to Section 13(d)(4) of the Securities
      Exchange Act.
---------------------------------------------------------------------------------------------------------------------------------
14    Type of reporting person (See Instructions)   OO
---------------------------------------------------------------------------------------------------------------------------------

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                                  SCHEDULE 13D


CUSIP No.  13910R 10 2

---------------------------------------------------------------------------------------------------------------------------------
      Name of reporting person:
1     I.R.S. identification nos. of above persons (entities only).

      Alfred J. Schwartz
---------------------------------------------------------------------------------------------------------------------------------
2    Check the appropriate box if a member of a group (See Instructions):
     (a) [_]
     (b) [_]
---------------------------------------------------------------------------------------------------------------------------------
3    SEC use only
---------------------------------------------------------------------------------------------------------------------------------
4    Source of funds (See Instructions):   SC
---------------------------------------------------------------------------------------------------------------------------------
5    Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):  [_]
---------------------------------------------------------------------------------------------------------------------------------
6    Citizenship or  place of organization:   USA
---------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF      7    Sole voting power:                   4,191
      SHARES
                    -------------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8    Shared voting power:               346,958
     OWNED BY
                    -------------------------------------------------------------------------------------------------------------
       EACH         9   Sole dispositive power:               4,191
    REPORTING
                    -------------------------------------------------------------------------------------------------------------
   PERSON WITH      10  Shared dispositive power:           346,958
---------------------------------------------------------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person:   351,149
---------------------------------------------------------------------------------------------------------------------------------
12    Check if the aggregate amount in row (11) excludes certain shares:   [_]
---------------------------------------------------------------------------------------------------------------------------------
13    Percent of class represented by amount in row (11):       27.0%*
      * The percent is calculated pursuant to Section 13(d)(4) of the Securities
      Exchange Act
---------------------------------------------------------------------------------------------------------------------------------
14    Type of reporting person (See Instructions)   IN
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

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                                  SCHEDULE 13D


CUSIP No.  13910R 10 2

--------------------------------------------------------------------------------------------------------------------------------
      Name of reporting person:
1     I.R.S. identification nos. of above persons (entities only).

      Robert G. Holman
---------------------------------------------------------------------------------------------------------------------------------
2     Check the appropriate box if a member of a group (See Instructions):
      (a) [_]
      (b) [_]
---------------------------------------------------------------------------------------------------------------------------------
3     SEC use only
---------------------------------------------------------------------------------------------------------------------------------
4     Source of funds (See Instructions):   SC
---------------------------------------------------------------------------------------------------------------------------------
5     Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):  [_]
---------------------------------------------------------------------------------------------------------------------------------
6     Citizenship or  place of organization:   USA
---------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF      7    Sole voting power:                       0
      SHARES
                    -------------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8    Shared voting power:               346,958
     OWNED BY
                    -------------------------------------------------------------------------------------------------------------
       EACH         9   Sole dispositive power:                   0
    REPORTING
                    -------------------------------------------------------------------------------------------------------------
   PERSON WITH      10  Shared dispositive power:           346,958
---------------------------------------------------------------------------------------------------------------------------------
11    Aggregate amount beneficially owned by each reporting person:   346,958
---------------------------------------------------------------------------------------------------------------------------------
12    Check if the aggregate amount in row (11) excludes certain shares:   [_]
---------------------------------------------------------------------------------------------------------------------------------
13    Percent of class represented by amount in row (11):       26.6%*
      * The percent is calculated pursuant to Section 13(d)(4) of the Securities
      Exchange Act
---------------------------------------------------------------------------------------------------------------------------------
14    Type of reporting person (See Instructions)   IN
---------------------------------------------------------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share, of Cap Rock Energy Corporation (the "Company" or the "Issuer"), a publicly held corporation. The address of the principal executive office of the Company is 500 West Wall Street, Suite 400, Midland, Texas 79701.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed on behalf of the Cap Rock Energy Corporation Shareholders' Trust (the "Trust") and its Trustees, Alfred J. Schwartz and Robert G. Holman. The Trust and its Trustees are sometimes referred to herein as the "Reporting Persons."

     The Trust was established by the Issuer under the laws of the State of Texas. The Trust has no activities beyond those granted in the trust document, which is attached as Exhibit 1, and relates to the holding of 346,958 shares of the Issuer (the "Shares"), on behalf of former members of Cap Rock Electric Cooperative, Inc. (the "Cooperative") whose current addresses are unknown and who would have received those Shares in connection with the conversion of the Cooperative into the Company. The principal business address of the Trust is 115
S. Travis Street, Sherman, Texas 75090.

     As a result of their positions as Trustees of the Trust, Alfred J. Schwartz and Robert G. Holman are also filing this Schedule. They are deemed to be indirect beneficial owners of the Shares because of their voting and investment powers as Trustees. The Trust and each of the Trustees disclaim beneficial interest in any of the Shares reported in the Trust. Alfred J. Schwartz owns 4,191 shares of the Company on his own behalf, and has sole voting power over those shares.

     Alfred J. Schwartz is a farmer and businessman whose address is 2765 FM 3093, Garden City, Texas 79739. Robert G. Holman is a rancher and businessman whose address is 5750 CR 428, Colorado City, Texas 79512-9548. The Trustees are citizens of the United States of America.

     During the last five years, none of the Reporting Persons have been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of which they are subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company deposited 346,958 shares of Cap Rock Energy Corporation common stock directly with the Trust for the benefit of the beneficial owners pursuant to the Cap Rock Energy Corporation Shareholders' Trust dated October 1, 2002, a copy of which is attached as Exhibit 1. These shares were original issue shares of the Company.

ITEM 4.   PURPOSE OF TRANSACTION

     The Company established the Trust for the purpose of receiving and holding 346,958 shares of the Issuer, on behalf of former members of the Cooperative whose current addresses are unknown and, that would have otherwise been distributed to those former members in connection with the conversion of the Cooperative from a member owned electric cooperative to a shareholder owned business corporation.

     The Reporting Persons do not currently have any specific plans or proposals with respect to the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D, but may take actions related to any such matters in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Based on information provided by the Company, the Company had 1,302,355 shares of common stock outstanding as of October 1, 2002. The aggregate number of shares held by the Trust is 346,958,

                                       5

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representing 26.6% of the outstanding shares.


       (b)  For each Reporting Person:                               Shareholders'           Alfred J.    Robert G.
                                                                        Trust                Schwartz      Holman
                                                                        -----                --------      ------
           1.  Sole power to vote or to direct vote:                       0                    4,191           0

           2.  Shared power to vote or to direct vote:               346,958                  346,958     346,958

           3.  Sole power to dispose or to direct the disposition:         0                    4,191           0

           4.  Shared power to dispose or to direct disposition:     346,958                  346,958     346,358


     Alfred J. Schwartz and Robert G. Holman, as Trustees of the Trust, have shared power to vote and dispose of the Shares. Alfred J. Schwartz has sole power to vote and dispose of 4,191 shares which are owned on his own behalf. See
Item 2 for a description of the Identity and Background of the Trustees.

       (c) Except for the receipt of the Shares on October 1, 2002, no transactions were effected during the past sixty days in shares of the Issuer in connection with the Trust.

       (d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust and the Company are parties to the Cap Rock Energy Corporation Shareholders' Trust dated October 1, 2002, a copy of which is attached as
Exhibit 1, pursuant to which the Trust holds Shares for the benefit of the former members of the Cooperative whose current addresses are unknown. The Trustees do not have any authority or power to sell, dispose of or encumber the Shares, except for distributions to beneficial owners or sales pursuant to the terms of the Share Option Agreement (the "Option Agreement") or the Funding Agreement (the "Funding Agreement"), both dated October 1, 2002, copies of which are attached as Exhibits 2 and 3. The Trust provides that in the case of a tender offer or other repurchase offer by the Company or an Affiliate of the Company for shares of the capital stock of the Company, the Trustees may, in their sole discretion and acting jointly in the best interest of the beneficiaries of the Trust, sell all of the Shares held in the Trust to the Company or an Affiliate of the Company at the highest cash price offered under the tender offer or other repurchase offer. If the tender offer by the Company or an Affiliate has a premium of 25% or more, the Trustees shall sell all of the Shares at the highest cash price offered. In addition, the Trustees shall not vote the Shares in favor of a sale or pledge of assets of the Company, nor for any change in the capital structure or powers of the Company or in connection with a merger or dissolution, unless previously approved by the Company's Board of Directors.

     The Funding Agreement between the Trust and the Company dated October 1, 2002, a copy of which is attached as Exhibit 3, provides that the Trustees may request funds from the Company to pay for compensation and expenses of the Trustees in connection with their duties and responsibilities as Trustees of the Trust. In the event the Company fails to fulfill its obligations under the Funding Agreement, the Trustees may sell such Shares as are necessary for the Trust to pay such compensation and expenses.

     The Option Agreement grants the Company the right to acquire all of the Shares that would otherwise escheat to the State of Texas at the average market price of the shares for 30 trading days before the Company exercises its option.


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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

       EXHIBIT NO.     DESCRIPTION

            1.               Cap Rock Energy Corporation Shareholders' Trust
            2.               Share Option Agreement
            3.               Funding Agreement
            4.               Joint Filing Agreement


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 1, 2002       Cap Rock Energy Corporation Shareholders' Trust
                                    By: /s/ ALFRED J. SCHWARTZ
                                        ----------------------
                                    Name:  Alfred J. Schwartz
                                    Title: Trustee

Date: October 1, 2002       Cap Rock Energy Corporation Shareholders' Trust
                                    By: /s/ ROBERT G. HOLMAN
                                        --------------------
                                    Name:  Robert G. Holman
                                    Title: Trustee

Date: October 1, 2002       Alfred J. Schwartz, Individually
                                    /s/ ALFRED J. SCHWARTZ
                                    ----------------------
                                    Alfred J. Schwartz

Date: October 1, 2002       Robert G. Holman, Individually
                                    /s/ ROBERT G. HOLMAN
                                    --------------------
                                    Robert G. Holman




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